UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to Section

240.13d-1(a) and Amendments Thereto Filed Pursuant to Section 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Clarient, Inc.

(Name of issuer)

Common Stock, Par Value $0.01 Per Share

(Title of class of securities)

18048910

(CUSIP number)

Keith W. Newman

General Counsel

GE Healthcare

Pollards Wood

Nightingales Lane

Chalfont St. Giles HP8 4SP England

Telephone: +44 1494 544000

with a copy to:

David J. Zampa

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

(Name, address and telephone number of person authorized to receive notices and communications)

October 22, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18048910
1.	Name of reporting person: General Electric Company
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization State of New York
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 51,939,926 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 51,939,926 (1)(2)
11.	Aggregate amount beneficially owned by each reporting person 51,939,926 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 47.04% (1)(2)(3)
14.	Type of reporting person (see instructions) CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Represents (i) 21,052,632 shares of common stock, par value $0.01 per share (“Common Shares”) of Clarient, Inc., a Delaware corporation (“Clarient”), that are issuable upon conversion of 5,263,158 shares of Clarient’s Series A Convertible Preferred Stock, par value $0.01 per share (“Preferred Shares”), (ii) 30,158,127 outstanding Common Shares and (iii) 729,167 Common Shares issuable upon the exercise of warrants (“Warrant Shares”), in each case that are the subject of the Support Agreements described herein. The obligations under the Support Agreements with respect to the Warrant Shares do not arise unless and until the applicable warrants are exercised. Pursuant to the terms and conditions of the certificate of designations governing the Preferred Shares, holders of Preferred Shares are entitled to vote with the holders of Common Shares, and each Preferred Share entitles its holder to four votes (prior to its conversion into Common Shares).
(3)	Subject to the terms and conditions of the Support Agreements, and based on the share holdings of the parties to the Support Agreements as of October 19, 2010, the reporting person is entitled to cast a total of 51,210,759, or 46.69%, of the total votes that may be cast by Clarient stockholders as of such date (based on 88,635,606 Common Shares and 5,263,158 Preferred Shares, which Preferred Shares have voting power equivalent to 21,052,632 Common Shares, outstanding as of October 19, 2010). In the event that the Warrant Shares are issued upon conversion of the applicable warrants, the reporting person would be entitled to cast a total of 51,939,926, or 47.04%, of the total votes that may be cast by Clarient stockholders as of such time (assuming 89,364,773 Common Shares and 5,263,158 Preferred Shares, which Preferred Shares have voting power equivalent to 21,052,632 Common Shares, outstanding as of such time).

CUSIP No. 18048910
1.	Name of reporting person: Crane Merger Sub, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 51,939,926 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 51,939,926 (1)(2)
11.	Aggregate amount beneficially owned by each reporting person 51,939,926 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 47.04% (1)(2)(3)
14.	Type of reporting person (see instructions) CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Represents (i) 21,052,632 Common Shares that are issuable upon conversion of 5,263,158 Preferred Shares, (ii) 30,158,127 outstanding Common Shares and (iii) 729,167 Warrant Shares, in each case that are the subject of the Support Agreements described herein. The obligations under the Support Agreements with respect to the Warrant Shares do not arise unless and until the applicable warrants are exercised. Pursuant to the terms and conditions of the certificate of designations governing the Preferred Shares, holders of Preferred Shares are entitled to vote with the holders of Common Shares, and each Preferred Share entitles its holder to four votes (prior to its conversion into Common Shares).
(3)	Subject to the terms and conditions of the Support Agreements, and based on the share holdings of the parties to the Support Agreements as of October 19, 2010, the reporting person is entitled to cast a total of 51,210,759, or 46.69%, of the total votes that may be cast by Clarient stockholders as of such date (based on 88,635,606 Common Shares and 5,263,158 Preferred Shares, which Preferred Shares have voting power equivalent to 21,052,632 Common Shares, outstanding as of October 19, 2010). In the event that the Warrant Shares are issued upon conversion of the applicable warrants, the reporting person would be entitled to cast a total of 51,939,926, or 47.04%, of the total votes that may be cast by Clarient stockholders as of such time (assuming 89,364,773 Common Shares and 5,263,158 Preferred Shares, which Preferred Shares have voting power equivalent to 21,052,632 Common Shares, outstanding as of such time).

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of Clarient, Inc., a Delaware corporation (“Clarient”). The principal executive office of Clarient is located at 31 Columbia, Aliso Viejo, California 92656-1460.

Item 2.	Identity and Background

The name of the persons filing this Statement are (i) General Electric Company, a New York corporation (“General Electric”) and (ii) Crane Merger Sub, Inc., a Delaware corporation and indirect, wholly-owned subsidiary of General Electric (“Purchaser”). General Electric and Purchaser are sometimes referred to collectively as the “Reporting Persons,” and each as a “Reporting Person.”

General Electric is one of the largest and most diversified technology, media, and financial services corporations in the world. With products and services ranging from aircraft engines, power generation, water processing, and household appliances to medical imaging, business and consumer financing, media content and industrial products, General Electric serves customers in more than 100 countries and employs approximately 300,000 people worldwide. General Electric’s address is 1 River Road, Schenectady, NY 12345-6999; General Electric maintains its principal executive offices at 3135 Easton Turnpike, Fairfield, CT 06828-0001.

Purchaser is an indirect, wholly-owned subsidiary of General Electric formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (as defined below) and has not engaged, and does not expect to engage, in any other business activities.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of General Electric and Purchaser are listed on Schedule A attached hereto and are incorporated herein by reference.

During the last five years, neither Reporting Person nor any person named on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Reporting Person nor any person named on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated herein by reference.

Each Reporting Person may be deemed to have acquired beneficial ownership of 51,939,926 Common Shares pursuant to the Support Agreements (as defined below) and certain irrevocable proxies to vote such Common Shares granted thereunder.

In connection with the Agreement and Plan of Merger, dated as of October 22, 2010 (the “Merger Agreement”), by and among General Electric, Purchaser and Clarient, which is attached hereto as Exhibit 99.1, and in consideration thereof, General Electric and Purchaser entered into Tender and Support Agreements, dated as of October 22, 2010 (collectively, the “Support Agreements”), with each of Safeguard Delaware, Inc. (“Safeguard”) and Oak Investment Partners XII, Limited Partnership (“Oak” and, together with Safeguard, the “Supporting Stockholders”) which are attached hereto as Exhibits 99.2 and 99.3, respectively. Neither General Electric nor Purchaser paid any additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreements.

Item 4.	Purpose of Transaction

Pursuant to the Merger Agreement, Purchaser will commence an offer to purchase (the “Offer”) all of the outstanding Common Shares, and all of the outstanding shares of Clarient’s Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares,” and together with the Common Shares, the “Shares”), at a price per Common Share of $5.00 (the “Common Offer Price”) and a price per Preferred Share of $20.00 (the “Preferred Offer Price” and, together with the Common Offer Price, the “Merger Consideration”). Following consummation of the Offer in accordance with the Merger Agreement, Purchaser will be merged with and into Clarient (the “Merger”), with Clarient surviving (the “Surviving Corporation”) as an indirect, wholly-owned subsidiary of General Electric.

In connection with the Offer, the Supporting Stockholders, each in its capacity as a stockholder of Clarient, entered into the Support Agreements. Under the terms of the Support Agreements, each Supporting Stockholder has agreed, among other things, to (i) tender all of the Shares directly owned or thereafter acquired by such Supporting Stockholder into the Offer, (ii) vote such Shares in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, and against any competing transaction or any other action, proposal or agreement that would reasonably be expected to interfere with or delay the consummation of the transactions contemplated by the Merger Agreement, (iii) appoint the Reporting Persons as such Supporting Stockholder’s proxy to vote such Shares in connection with the Merger Agreement and (iv) not transfer such Shares or enter into any other arrangements inconsistent with the Support Agreements. Each Supporting Stockholder has also agreed to pay General Electric twenty-five percent (25%) of the excess of (i) any proceeds per Share that such Supporting Stockholder receives from the sale of Shares in connection with an Acquisition Proposal (including a Superior Proposal) (as such terms are defined in the Merger Agreement) over (ii) the Merger Consideration for such Shares, if an agreement for such Acquisition Proposal (including a Superior Proposal) is entered into or completed, within six months of the termination of the Merger Agreement under circumstances which result in Clarient being obligated to pay a breakup fee to General Electric.

The Support Agreements will terminate upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms and (c) any amendment or other modification of the Merger Agreement that reduces the amount of the Common Offer Price, the Merger Consideration or, solely with regard to the Support Agreement with Oak, the Preferred Offer Price.

After Purchaser accepts for payment Shares tendered and not properly withdrawn pursuant to the Offer and the Merger Agreement and subject to certain conditions, General Electric will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the board of directors of Clarient (the “Clarient Board”) as is equal to the product of the total number of directors on the Clarient Board (giving effect to the directors elected or designated by General Electric) multiplied by the percentage that the aggregate number of Common Shares beneficially owned by General Electric, Purchaser or any of their respective affiliates bears to the total number of Common Shares then outstanding. Clarient will likewise be required to take all actions that are necessary or desirable to enable General Electric’s designees to be so elected or designated to the Clarient Board, including but not limited to promptly filling vacancies or newly created directorships on the Clarient Board, promptly increasing the size of the Clarient Board (including by amending the bylaws of Clarient if necessary to increase the size of the Clarient Board) or promptly securing the resignations of such number of its incumbent directors.

Upon the consummation of the Merger, (i) the directors of Purchaser immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation until the next annual meeting of shareholders of the Surviving Corporation (or their earlier resignation or removal) or until their respective successors are duly elected and qualified, as the case may be, (ii) the officers of Clarient immediately prior to the effective time of the Merger shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified, as the case may be, and (iii) the bylaws of Purchaser immediately prior to the effective time of the Merger will become the bylaws of the Surviving Corporation.

If the Merger is consummated as planned, the Common Shares will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the NASDAQ Capital Market. The Common Shares may, however, be delisted from the NASDAQ Capital Market earlier following completion of the Offer.

References to, and descriptions of, the Offer, the Merger, the Merger Agreement and the Support Agreements as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement and the Support Agreements included as Exhibits 99.1, 99.2 and 99.3, respectively, to this Statement, and such agreements are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer

(a) - (b) Neither General Electric nor Purchaser directly owns any Shares. However, as described in Item 4 of this Statement, as a result of the Support Agreements, General Electric and Purchaser may be deemed to be the beneficial owner of 51,939,926 Common Shares. Subject to the terms and conditions of the Support Agreements, and based on the share holdings of the parties to the Support Agreements as of October 19, 2010, the Reporting Persons are entitled to cast a total of 51,210,759, or 46.69%, of the total votes that may be cast by Clarient stockholders as of such date (based on 88,635,606 Common Shares and 5,263,158 Preferred Shares, which Preferred Shares have voting power equivalent to 21,052,632 Common Shares, outstanding as of October 19, 2010). In the event that the 729,167 Common Shares issuable upon the exercise of warrants held by Safeguard are issued upon the conversion of such warrants, the Reporting Persons would be entitled to cast a total of 51,939,926, or 47.04%, of the total votes that may be cast by Clarient stockholders as of such time (assuming 89,364,773 Common Shares and 5,263,158 Preferred Shares, which Preferred Shares have voting power equivalent to 21,052,632 Common Shares, outstanding as of such time).

The Reporting Persons do not have sole voting or sole dispositive power with respect to any of such Common Shares, but may be deemed to have shared voting and shared dispositive power with respect to all such Common Shares. The Reporting Persons may be deemed to share with the Supporting Stockholders the power to vote such Common Shares solely with respect to those matters described in Item 4 of this Statement and in the Support Agreements, which are incorporated herein by reference. The Reporting Persons also may be deemed to share with the Supporting Stockholders the power to dispose of such Common Shares solely to the extent provided for in the Support Agreements, as more fully described in Item 4 of this Statement and in the Support Agreements, which are incorporated herein by reference.

Except as described in this Statement, neither Reporting Person nor any person listed on Schedule A hereto has an equity or other ownership interest in Clarient.

(c) As described in Items 3 and 4 of this Statement, General Electric and Purchaser have entered into the Support Agreements and the Merger Agreement within the last 60 days. Neither Reporting Person nor any person listed on Schedule A hereto has effected any other transaction in the Common Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no person, other than the Supporting Stockholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Statement, neither Reporting Person nor any person listed on Schedule A hereto has any contracts, arrangements, understandings or relationships with respect to any securities of Clarient (including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies).

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Agreement and Plan of Merger, dated as of October 22, 2010, by and among General Electric Company, Crane Merger Sub, Inc. and Clarient, Inc.

99.2	Tender and Support Agreement, by and among General Electric Company, Crane Merger Sub, Inc., and Safeguard Delaware, Inc.

99.3	Tender and Support Agreement, by and among General Electric Company, Crane Merger Sub, Inc., and Oak Investment Partners XII, Limited Partnership.

99.4	Joint Filing Agreement, dated as of November 1, 2010, by and between General Electric Company and Crane Merger Sub, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 1, 2010	GENERAL ELECTRIC COMPANY

	By:	/s/ Michael A. Jones
	Name:	Michael A. Jones
	Title:	Vice President, Business Development GE Healthcare

Date: November 1, 2010	CRANE MERGER SUB, INC.

	By:	/s/ Michael A. Jones
	Name:	Michael A. Jones
	Title:	President

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL ELECTRIC COMPANY

AND CRANE MERGER SUB, INC.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of General Electric Company and Crane Merger Sub, Inc. are set forth below. The business address of each director and executive officer of Crane Merger Sub, Inc. is 9900 W. Innovation Drive, Wauwatosa, Wisconsin 53226 and of General Electric Company is 3135 Easton Turnpike, Fairfield, Connecticut 06828-0001. The business telephone number of each director and executive officer of Crane Merger Sub, Inc. is (262) 544-3011 and of General Electric Company is (203) 373-2211. All of the individuals listed below are citizens of the United States of America other than Sir William M. Castell, who is a citizen of the United Kingdom, and W. Geoffrey Beattie and Andrea Jung, who are citizens of Canada.

Name	Present Principal Occupation or Employment

W. Geoffrey Beattie	President and Chief Executive Officer, The Woodbridge Company Limited, Toronto, Canada. Director of General Electric Company since 2009.

James I. Cash, Jr.	Emeritus James E. Robison Professor of Business Administration, Harvard Graduate School of Business, Boston, Massachusetts. Director of General Electric Company since 1997.

Sir William M. Castell	Former Vice Chairman, General Electric Company, Fairfield, Connecticut. Director of General Electric Company since 2004.

Ann M. Fudge	Former Chairman of the Board and Chief Executive Officer, Young & Rubicam Brands, New York, New York. Director of General Electric Company since 1999.

Susan Hockfield	President of the Massachusetts Institute of Technology, Cambridge, Massachusetts. Director of General Electric Company since 2006.

Jeffrey R. Immelt	Chairman of the Board and Chief Executive Officer, General Electric Company, Fairfield, Connecticut. Director of General Electric Company since 2000.

Andrea Jung	Chairman of the Board and Chief Executive Officer, Avon Products, Inc., New York, New York. Director of General Electric Company since 1998.

Alan G. (A.G.) Lafley	Former Chairman of the Board and former Chief Executive Officer, Procter & Gamble Company, Cincinnati, Ohio. Director of General Electric Company since 2002.

Robert W. Lane	Chairman of the Board and former Chief Executive Officer, Deere & Company, Moline, Illinois. Director of General Electric Company since 2005.

Ralph S. Larsen	Former Chairman of the Board and Chief Executive Officer, Johnson & Johnson, New Brunswick, New Jersey. Director of General Electric Company since 2002.

Rochelle B. Lazarus	Chairman of the Board and former Chief Executive Officer, Ogilvy & Mather Worldwide, New York, New York. Director of General Electric Company since 2000.

James J. Mulva	Chairman of the Board and Chief Executive Officer, ConocoPhillips, Houston, Texas. Director of General Electric Company since 2008.

Sam Nunn	Co-Chairman and Chief Executive Officer, Nuclear Threat Initiative, Washington, D.C. Director of General Electric Company since 1997.

Roger S. Penske	Chairman of the Board, Penske Corporation and Penske Truck Leasing Corporation, Chairman of the Board and Chief Executive Officer, Penske Automotive Group, Inc., Detroit, Michigan. Director of General Electric Company since 1994.

Robert J. Swieringa	Professor of Accounting and former Anne and Elmer Lindseth Dean, S.C. Johnson Graduate School of Management, Cornell University, Ithaca, New York. Director of General Electric Company since 2002.

James S. Tisch	President and Chief Executive Officer of Loews Corporation, New York, New York. Director of General Electric Company since 2010.

Douglas A. Warner III	Former Chairman of the Board, J.P. Morgan Chase & Co., The Chase Manhattan Bank, and Morgan Guaranty Trust Company, New York, New York. Director of General Electric Company since 1992.

Kathryn A. Cassidy	Senior Vice President and GE Treasurer of General Electric Company.

Pamela Daley	Senior Vice President, Corporate Business Development of General Electric Company.

Brackett B. Denniston III	Senior Vice President and General Counsel of General Electric Company.

John Krenicki	President and Chief Executive Officer, GE Energy Infrastructure and Vice Chairman of General Electric Company.

John F. Lynch	Senior Vice President, Human Resources of General Electric Company.

Jamie S. Miller	Vice President, Controller and Chief Accounting Officer of General Electric Company.

Michael A. Neal	Chairman, GE Capital Services, Inc. and Vice Chairman of General Electric Company.

John G. Rice	President and Chief Executive Officer, GE Technology Infrastructure and Vice Chairman of General Electric Company.

Keith S. Sherin	Vice Chairman and Chief Financial Officer of General Electric Company.

David A. Haugen	Director, Vice President and Treasurer of Crane Merger Sub, Inc.

Michael A. Jones	Director and President of Crane Merger Sub, Inc.

William F. Lacey	Director and Vice President of Crane Merger Sub, Inc.

Jeffrey S. Thomas	Director, Vice President and Secretary of Crane Merger Sub, Inc.

Gary W. Watson	Director and Vice President of Crane Merger Sub, Inc.

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Agreement and Plan of Merger, dated as of October 22, 2010, by and among General Electric Company, Crane Merger Sub, Inc. and Clarient, Inc.

99.2	Tender and Support Agreement, by and among General Electric Company, Crane Merger Sub, Inc., and Safeguard Delaware, Inc.

99.3	Tender and Support Agreement, by and among General Electric Company, Crane Merger Sub, Inc., and Oak Investment Partners XII, Limited Partnership

99.4	Joint Filing Agreement, dated as of November 1, 2010, by and between General Electric Company and Crane Merger Sub, Inc.